UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

# Earnings Release

Coca-Cola ANDINA

# 4Q25

Coca-Cola
SIN AZÚCAR
Coca-Cola
SIN AZÚCAR

**Conference Call Information**
Wednesday, January 28, 2026
11:00 a.m. Chile – 09:00 a.m. EST

**Dial-IN Participants**
US: 1 (718) 866-4614
Chile: 56 (2) 2840-1484
More phone numbers available at the conference call link
Access code: 163263

**Webcast**
https://mm.closir.com/slides?id=163263

**Audio**
Available at www.koandina.com
Wednesday, January 28, 2026, following the conference call.

**January 27, 2026**

**Contact in Santiago, Chile**
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter ended with a consolidated Sales Volume of 266.7 million unit cases*, down 0.8% from the same quarter last year. Volumes grew 0.8% when excluding the impact of the 4.1 million unit cases sold to Coca-Cola Femsa during the same quarter last year. Transactions* reached 1,569.9 million in the quarter, representing a decrease of 0.6% compared to the same quarter of the previous year. Accumulated consolidated Sales Volume reached 945.8 million unit cases, representing an increase of 4.1% compared to the previous year. Volumes increased by 5.1% when excluding the impact of the 9.4 million unit cases sold to Coca-Cola Femsa during the same period last year. Accumulated transactions reached 5,569.6 million, representing an increase of 4.4%.

The Company's reported figures are as follows:

•	Consolidated Net Sales reached CLP 973,277 million in the quarter, an increase of 2.2% compared to the same quarter last year. Accumulated consolidated Net Sales reached CLP 3,344,836 million, representing an increase of 3.7% compared to the previous year.

•	Consolidated Operating Income* reached CLP 157,370 million in the quarter, representing an increase of 10.1% compared to the same quarter of the previous year. Consolidated accumulated Operating Income was CLP 455,367 million, an increase of 6.6% compared to the previous year.

•	Consolidated Adjusted EBITDA* increased 9.8% compared to the same quarter of the previous year, reaching CLP 199,962 million in the quarter. Adjusted EBITDA Margin reached 20.5%, an expansion of 141 basis points compared to the same quarter of the previous year. Consolidated accumulated adjusted EBITDA was CLP 614,608 million, representing an increase of 6.3% compared to the previous year. Adjusted EBITDA margin for the period reached 18.4%, an expansion of 44 basis points compared to the previous year.

•	Net income attributable to the owners of the controller for the quarter reached CLP 103,559 million, representing an increase of 5.0% compared to the same quarter of the previous year. Accumulated Net income attributable to the owners of the controller was CLP 268,697 million, representing an increase of 15.5% compared to the previous year.

SUMMARY OF RESULTS FOR THE FOURTH QUARTER OF 2025 AND FULL YEAR 2025
(Figures in million CLP)	4Q24	4Q25	Var. %	FY24	FY25	Var. %
Sales Volume (Millions of Unit Cases)	268.7	266.7	-0.8%	909.0	945.8	4.1%
Net sales	952,043	973,277	2.2%	3,224,233	3,344,836	3.7%
Operating income*	142,984	157,370	10.1%	427,081	455,367	6.6%
Adjusted EBITDA*	182,178	199,962	9.8%	578,192	614,608	6.3%
Net income attributable to the owners of the controller	98,596	103,559	5.0%	232,663	268,697	15.5%

Comment from Chief Executive Officer Miguel Ángel Peirano

“We ended the last quarter of the year with very good results, highlighted by consolidated EBITDA growth of 9.8%, which amounted to CLP 199,962 million, supported by EBITDA growth in local currency across our four operations. In local currency, EBITDA in Argentina grew 9.8%, in Brazil 29.7%, in Chile 1.5%, and in Paraguay 1.7%. The EBITDA margin for the quarter reached 20.5%, an expansion of 141 basis points, and Net income attributable to the owners of the controller reached CLP 103,559 million, a 5.0% increase over the same period last year.

Consolidated volumes decreased 0.8% in the quarter, reaching 266.7 million unit cases. Consolidated volumes grew 0.8% when excluding the impact of the 4.1 million unit cases sold to Coca-Cola Femsa’s franchise in Brazil during the same quarter last year, with Brazil and Paraguay growing 2.2% and 2.6%, respectively, and Argentina declining 0.3%. In Chile, sales volume decreased by 0.3%.

During the second half of 2025, we significantly expanded our installed capacity by launching three new production lines: a multi-category line that can produce both soft drinks and beer in Duque de Caxias, a mineral water line at the same location, and a returnable beverage line in Paraguay. Finally, in Chile, the distribution agreement with AB InBev was renewed, reaffirming Coca-Cola Andina's commitment to expanding and strengthening its offering and consolidating its position as a Total Beverage Company.

*Definitions used are contained in the Glossary on page 16 of this document.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

In addition, during the year we continued to accelerate our digital transformation, consolidating a “phygital” ecosystem that today channels more than 80% of our revenue through digital platforms. Our B2B Mi Andina deepened its scale with more than 260,000 registered clients and more than 230,000 active buyers in 2025, driving the digitization of the traditional channel. We made progress in redefining our Route to Market (RTM) by incorporating new tools, such as Mi Market, and implementing guided missions to improve commercial execution. Additionally, in Operational RTM, we digitized key last-mile tasks through Mi Ruta.

At our Company, we value both financial results and sustainability achievements†, which are fundamental pillars of our purpose. During 2025, we achieved significant milestones that reflect our commitment to the environment and social responsibility.

In the Carbon Disclosure Project, we improved our climate change rating from B to A- and maintained our A- rating in water management, underscoring our continued progress in environmental stewardship. In addition, in 2025 we publicly announced our 2030 carbon-emissions reduction targets, which are grounded in Science Based Targets initiative (SBTi) validation across all three scopes.

The use of clean and renewable energy is another focus of our work, and in 2025 we capitalized on the agreement made in Argentina with the renewable energy supplier Pampa Energía to incorporate the use of wind energy in the operations of Coca-Cola Andina's plants in Córdoba, Trelew, Bahía Blanca, and Andina Empaques. Additionally, we incorporated renewable energy contracts in the main distribution centers in Chile. As a result, renewable sources accounted for more than 50% of total energy consumption at the consolidated level in 2025.

In terms of the circularity pillar, during 2025 we continued to increase the use of food-grade recycled resin in our bottles across all four operations, reaching a consolidated ratio of 27.48% (vs. 21.43% in 2024). In Chile, this was driven by the launch of the Re-Ciclar recycled resin plant, which we inaugurated together with Coca-Cola Embonor in 2024. In terms of return rates for carbonated beverages, we closed the year with 45.5% in Argentina, 39.3% in Paraguay, 39.6% in Chile, and 22.0% in Brazil, figures in line with the previous year, making us one of the leading bottlers in the system worldwide in terms of this indicator.

We also continued to optimize processes to reduce our water consumption, closing the year with a ratio of 1.60 liters of water extracted per liter of beverage produced (vs. 1.64 liters of water extracted per liter of beverage produced in 2024), highlighting the implementation of effluent water treatment and recovery projects in Argentina, Chile, and Brazil.

For 2026, we are projecting Capex in the range of USD 250 million. A significant portion of this amount will be allocated to investments in returnable containers and cases, as well as cooling equipment to be installed at points of sale that require it, thereby supporting our clients. In addition, in Brazil, we will invest in a new returnable beverage production line. It is important to mention that the 2026 Capex estimate is constantly being evaluated and monitored, and may vary depending on the macroeconomic conditions of the countries in which we operate, among other considerations.

† Sustainability information corresponds to Embotelladora Andina S.A. and its main subsidiaries (Coca-Cola Andina Argentina, Coca-Cola Andina Brazil, Coca-Cola Andina Chile, and PARESA).

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2024 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2025 and 2024 referred to in the Argentina sections are all in December 2025 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs, and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 4th Quarter 2025 vs. 4th Quarter 2024

(Figures in million CLP)	4 Q24	4 Q25	Var. %
Net Sales	952,043	973,277	2.2%
Operating Income	142,984	157,370	10.1%
Adjusted EBITDA	182,178	199,962	9.8%
Net income attributable to the owners of the controller	98,596	103,559	5.0%

During the quarter, consolidated Sales Volume was 266.7 million unit cases, representing a decrease of 0.8% compared to the same period in 2024, explained by lower volume in Argentina, Paraguay, and Chile, partially offset by higher volume in Brazil. Volumes grew 0.8% when excluding the impact of the 4.1 million unit cases sold to Coca-Cola Femsa during the same quarter last year, explained by volume growth in Brazil and Paraguay. The Non-Alcoholic Beverages Segment accounted for 95.0% of consolidated Sales Volume and decreased by 0.6%, explained by the decrease in the Segment in Argentina and Paraguay, partially offset by the increase in Brazil and Chile. The Alcoholic Beverages Segment accounted for 5.0% of total volume and decreased by 3.2%, explained by the decrease in volume in Chile, partially offset by the increase in volume in Paraguay, Brazil, and Argentina. Transactions reached 1,569.9 million in the quarter, representing a decrease of 0.6% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 973,277 million, an increase of 2.2%, explained by revenue growth in the four countries where we operate, as well as the effect of translating figures from the local currencies of Brazil and Paraguay to the reporting currency. This was partially offset by the negative effect of translating figures from our Argentine subsidiary to the reporting currency. During the fourth quarter, 81.9% of the Company's total net revenues were generated through our digital platforms, representing an increase of 19.5 percentage points compared to the same period last year.

Consolidated Cost of Sales increased by 2.2%, mainly due to (i) higher concentrate costs in Brazil and Paraguay, (ii) the effect of the shift in the mix toward higher unit cost products in Argentina and Paraguay, (iii) higher PET resin costs in Chile, (iv) the effect of converting the figures of our subsidiaries in Brazil and Paraguay to the reporting currency, and (v) the effect of the devaluation of the local currency in Argentina on our dollar-denominated costs. This was partially offset by (i) lower sugar costs in Brazil, Chile, and Paraguay, (ii) lower concentrate costs in Argentina and Chile, (iii) lower PET resin costs in Argentina, Brazil, and Paraguay, (iv) the positive effect of the appreciation of the real and the guaraní against the dollar on our dollar-denominated costs, and (v) the effect of translating figures from our subsidiary in Argentina to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses decreased by 2.2%, mainly due to (i) lower marketing costs in Brazil, (ii) higher other income from operations in Brazil, and (iii) lower distribution costs in Argentina. This was partially offset by (i) higher distribution expenses in Brazil, Chile, and Paraguay, (ii) higher labor costs in Chile and Paraguay, (iii) the effect of translating figures from our subsidiaries in Argentina and Brazil to the reporting currency, and (iv) lower other income from operations in Argentina, Chile, and Paraguay.

The aforementioned effects led to a consolidated Operating Income of CLP 157,370 million, an increase of 10.1%. Operating margin was 16.2%.

Consolidated adjusted EBITDA reached CLP 199,962 million, an increase of 9.8%. Adjusted EBITDA margin was Adjusted EBITDA margin was 20.5%, an expansion of 141 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 103,559 million, an increase of 5.0%, and the net margin reached 10.6%, an expansion of 28 basis points.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

ARGENTINA: 4th Quarter 2025 vs. 4th Quarter 2024

	4 Q24	4 Q25	Var. %	4 Q24	4 Q25	Var. %
	(Figures in million CLP)			(Figures in million ARS of December 2025)
Net Sales	252,408	220,013	-12.8%	341,291	352,893	3.4%
Operating Income	30,450	29,252	-3.9%	41,173	46,919	14.0%
Adjusted EBITDA	43,559	40,315	-7.4%	58,898	64,664	9.8%

Sales Volume for the quarter decreased by 5.7% to 53.5 million unit cases, explained by the decline in the Soft Drinks and Water categories, partially offset by the increase in the Juices and Other Non-Alcoholic Beverages and Beer and Other Alcoholic Beverages categories. Volumes decreased by 0.3% when excluding the impact of the 2.8 million unit cases sold to Coca-Cola Femsa during the same quarter last year. Transactions reached 276.4 million, representing an increase of 2.1%.

Net Sales totaled CLP 220,013 million, decreasing 12.8%. In local currency, they increased by 3.4%, explained by the increase in average revenue per unit case sold, which is due to (i) price increases above local inflation, (ii) a shift in the mix towards products with higher unit revenue, and (iii) the effect of sales to Coca-Cola Femsa in the previous year, which were at a lower average price. The aforementioned decrease in volume partially offset these effects.

Cost of Sales decreased by 12.0%, while in local currency it increased by 4.4%, mainly due to the shift in the mix towards products with a higher unit cost and the negative effect of the devaluation of the Argentine peso on our dollar-denominated costs. This was partially offset by (i) lower sales volume, (ii) lower concentrate costs, and (iii) lower PET resin costs.

Distribution Costs and Administrative Expenses decreased by 17.1% in the reporting currency, while in local currency they decreased by 1.6%, mainly due to lower labor and third-party service expenses and lower freight costs. This was partially offset by higher marketing expenses and lower other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 29,252 million, a decrease of 3.9% compared to the same period last year. Operating margin was 13.3%. In local currency, Operating Income increased by 14.0%.

Adjusted EBITDA amounted to CLP 40,315 million, a decrease of 7.4%. Adjusted EBITDA margin was 18.3%, an expansion of 107 basis points. Adjusted EBITDA in local currency increased by 9.8%.

BRAZIL: 4th Quarter 2025 vs. 4th Quarter 2024

	4Q24	4Q25	Var. %	4Q24	4Q25	Var. %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	253,094	279,812	10.6%	1,535	1,620	5.5%
Operating Income	40,440	54,842	35.6%	245	318	29.6%
Adjusted EBITDA	49,200	66,829	35.8%	298	387	29.7%

Sales Volume for the quarter reached 98.1 million unit cases, an increase of 2.1%, explained by the increase in the Soft Drinks, Water, and Beer and Other Alcoholic Beverages categories, partially offset by the decrease in the Juices and Other Non-Alcoholic Beverages category. Volumes grew 2.2%, excluding the effect of the 0.03 million unit cases sold to Coca-Cola Femsa in the same quarter of the previous year. The Non-Alcoholic Beverages Segment accounted for 99.0% of total sales volume and grew by 2.0%, which was explained by growth in the Soft Drinks and Waters categories, partially offset by a decline in the Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages Segment accounted for 1.0% of total volume and grew by 15.7%, explained by the increase in the Beer category, partially offset by the decrease in the Other Alcoholic Beverages category. Transactions reached 620.9 million, representing an increase of 2.1%.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

Net Sales totaled CLP 279,812 million, an increase of 10.6%. In local currency, Net Sales increased by 5.5%, which was mainly explained by the increase in average revenue per unit case sold and by the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased 5.6% in local currency, representing 97.3% of total sales. Net Sales in the Alcoholic Beverages segment increased 0.2% in local currency, representing 2.7% of total sales.

Cost of sales increased 8.6%, while in local currency it increased 3.7%, mainly due to higher Sales Volume and higher concentrate costs. This was partially offset by lower raw material costs, especially sugar, PET resin, and aluminum, as well as the positive effect on our dollarized costs of the appreciation of the real against the dollar.

Distribution Costs and Administrative Expenses decreased 1.6% in the reporting currency. In local currency, they decreased 6.4%, which is mainly explained by lower marketing expenses and higher other operating income classified under this item. This was partially offset by higher distribution expenses.

The aforementioned effects led to an Operating Income of CLP 54,842 million, an increase of 35.6%. Operating Margin was 19.6%. In local currency, Operating Income increased by 29.6%.

Adjusted EBITDA reached CLP 66,829 million, an increase of 35.8% over the previous year. Adjusted EBITDA Margin was 23.9%, an expansion of 444 basis points. In local currency, Adjusted EBITDA increased by 29.7%.

CHILE: Fourth Quarter 2025 vs. Fourth Quarter 2024

	4Q24	4Q25	Var. %
	(Figures in million CLP)
Net Sales	364,914	376,818	3.3%
Operating Income	56,335	55,413	-1.6%
Adjusted EBITDA	69,823	70,841	1.5%

During the quarter, Sales Volume reached 90.1 million unit cases, representing a decrease of 0.3%, explained by the decline in the Soft Drinks and Beer and Other Alcoholic Beverages categories, partially offset by the increase in the Water and Juices and Other Non-Alcoholic Beverages categories. The volume of the Non-Alcoholic Beverages Segment represented 87.6% of total sales volume and grew by 0.8%, explained by the increase in the Water and Juices and other non-alcoholic beverages categories, partially offset by the decline in the Soft Drinks category. The volume of the Alcoholic Beverages Segment represented 12.4% of total sales volume and decreased by 7.7%, explained by the decrease in the Beer category, partially offset by the increase in the Other Alcohols category. Transactions reached 517.2 million, representing a decrease of 5.8%.

Net Sales reached CLP 376,818 million, a growth of 3.3%, which is mainly explained by the increase in average revenue per unit case sold as a result of price increases, partially offset by the aforementioned decrease in volume. Net Sales in the Non-Alcoholic Beverages Segment increased 5.6%, representing 76.9% of total sales. Net Sales in the Alcoholic Beverages Segment decreased 3.8%, representing 23.1% of total sales.

Cost of Sales increased by 2.7%, mainly due to higher PET resin costs. This was partially offset by lower sugar and concentrate costs.

Distribution Costs and Administrative Expenses increased by 8.8%, mainly due to (i) lower other operating income classified under this item, (ii) higher marketing expenses, (iii) higher distribution expenses, and (iv) higher labor and third-party service costs.

The aforementioned effects led to an Operating Income of CLP 55,413 million, down 1.6% compared to the previous year. Operating margin Operating margin was 14.7%.

Adjusted EBITDA reached CLP 70,841 million, an increase of 1.5%. Adjusted EBITDA Margin was 18.8%, a contraction of 33 basis points.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

PARAGUAY: 4th Quarter 2025 vs. 4th Quarter 2024

	4Q24	4Q25	Var. %	4Q24	4Q25	Var. %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	84,428	99,706	18.1%	684,552	740,274	8.1%
Operating Income	19,677	22,057	12.1%	159,430	163,756	2.7%
Adjusted EBITDA	23,597	26,198	11.0%	191,272	194,535	1.7%

During the quarter, Sales Volume reached 25.0 million unit cases, a decrease of 2.3%, explained by the decline in the Soft Drinks category, partially offset by increases in the Water, Juices and Other Non-Alcoholic Beverages and Beer and Other Alcoholic Beverages categories. Volumes grew 2.6% when excluding the effect of the 1.2 million unit cases sold to Coca-Cola Femsa in the same period last year. Transactions reached 163.6 million, representing an increase of 3.6%.

Net Sales amounted to CLP 99,706 million, representing an increase of 18.1%. In local currency, Net Sales increased by 8.1%, explained by the increase in average revenue per unit case sold, both due to price increases above local inflation and the effect of sales to Coca-Cola Femsa in the previous year, which were at a lower average price. The aforementioned decrease in volume partially offset these effects.

Cost of Sales in the reporting currency increased by 17.5%. In local currency, it increased by 7.6%, mainly due to the higher cost of concentrate and the shift in the mix towards products with a higher unit cost. This was partially offset by (i) lower sugar costs, (ii) lower PET resin costs, and (iii) the positive effect on our dollarized costs of the appreciation of the guaraní against the dollar.

Distribution Costs and Administrative Expenses increased by 27.7%, and in local currency they increased by 16.9%. This is mainly explained by (i) lower other operating income classified under this item, (ii) higher distribution costs, (iii) higher marketing expenses, and (iv) higher labor costs.

The aforementioned effects led to an Operating Income of CLP 22,057 million, 12.1% higher than the previous year. Operating margin reached 22.1%. In local currency, Operating Income increased by 2.7%.

Adjusted EBITDA reached CLP 26,198 million, an increase of 11.0%, and the Adjusted EBITDA Margin was 26.3%, a contraction of 167 basis points. In local currency, Adjusted EBITDA increased by 1.7%.

ACCUMULATED RESULTS: FY 2025 vs. FY 2024

Consolidated Results

(Figures in million CLP)	FY24	FY25	Var. %
Net Sales	3,224,233	3,344,836	3.7%
Operating Income	427,081	455,367	6.6%
Adjusted EBITDA	578,192	614,608	6.3%
Net income attributable to the owners of the controller	232,663	268,697	15.5%

Consolidated Sales Volume was 945.8 million unit cases, representing an increase of 4.1% compared to the same period in 2024, explained by the increase in volume in all countries where we operate. Volumes grew by 5.1% when excluding the effect of the 9.4 million unit cases sold to Coca-Cola Femsa in the same period of the previous year. The Non-Alcoholic Beverages Segment accounted for 95.2% of consolidated Sales Volume and grew by 4.4%, explained by the growth of the Segment in Argentina, Brazil, and Chile, which was partially offset by the decline in Paraguay. The Alcoholic Beverages Segment accounted for 4.8% of total volume and declined 2.6%, mainly due to the reduction in the Segment's volume in Brazil, Argentina, and Chile, which was partially offset by growth in Paraguay. Transactions reached 5,569.6 million, representing an increase of 4.4%. Consolidated Net Sales reached CLP 3,344,836 million, an increase of 3.7%.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

Consolidated Cost of Sales increased by 4.7%, mainly due to (i) higher sales volumes, (ii) higher PET resin costs in Brazil and Chile, (iii) higher concentrate costs in Brazil and Paraguay, (iv) the effect of the shift in the mix toward higher unit cost products in Argentina and Paraguay, and (v) the effect of the devaluation of the local currencies of Argentina and Brazil on our dollar-denominated costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs in Argentina and Chile, (iii) lower PET resin costs in Argentina and Paraguay, and (iv) the effect of translating figures from our Argentine subsidiary to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses remained unchanged from the previous year. This is mainly explained by decreases in costs due to (i) lower marketing costs in Brazil, (ii) higher other operating income classified under this item in Brazil, and (iii) the effect of translating figures from our Argentine subsidiary to the reporting currency. This was offset by increases in costs due to (i) higher distribution expenses, (ii) higher labor costs, (iii) lower other operating income in Argentina, Chile, and Paraguay, and (iv) higher marketing expenses in Argentina, Chile, and Paraguay.

The aforementioned effects led to a consolidated Operating Income of CLP 455,367 million, an increase of 6.6%. Operating margin was 13.6%.

Consolidated Adjusted EBITDA reached CLP 614,608 million, increasing 6.3%. Adjusted EBITDA Margin was 18.4%, an expansion of 44 basis points.

Net income attributable to the owners of the controller was CLP 268,697 million, an increase of 15.5%, and net margin reached 8.0%.

Argentina

	FY24	FY25	Var. %	FY24	FY25	Var. %
	(Figures in million CLP)			(Figures in million ARS of December 2025)
Net Sales	798,447	743,463	-6.9%	1,079,613	1,192,485	10.5%
Operating Income	79,972	81,025	1.3%	108,134	129,961	20.2%
Adjusted EBITDA	127,926	124,220	-2.9%	172,974	199,244	15.2%

Sales Volume increased by 6.6% to 183.9 million unit cases, driven by growth in the Soft Drinks, Water and Juices, and Other Non-Alcoholic Beverages categories, partially offset by a decline in the Beer and Other Alcoholic Beverages category. Volumes grew by 10.0% when excluding the effect of 5.3 million unit cases sold to Coca-Cola Femsa in the same period of the previous year. Transactions reached 935.2 million, representing an increase of 11.0%.

Net Sales totaled CLP 743,463 million, a decrease of 6.9%, while in local currency, Net Sales increased 10.5%, mainly due to the aforementioned increase in volume and the increase in average revenue per unit case sold.

Cost of Sales decreased 6.2%. In local currency, it increased 11.2%, mainly explained by (i) higher sales volume, (ii) the negative effect of the devaluation of the Argentine peso on our dollar-denominated costs, and (iii) the shift in the mix toward products with a higher unit cost. This was partially offset by (i) lower concentrate costs and (ii) lower raw material costs, specifically sugar and PET resin.

Distribution Costs and Administrative Expenses decreased by 10.1% in the reporting currency. In local currency, these increased by 6.6%, which is mainly explained by (i) higher distribution costs due to higher volumes, (ii) lower other operating income classified under this item, (iii) higher marketing expenses, and (iv) higher labor costs and services provided by third parties.

The aforementioned effects led to an Operating Income of CLP 81,025 million, an increase of 1.3%. Operating margin was 10.9%. In local currency, Operating Income increased by 20.2%.

Adjusted EBITDA reached CLP 124,220 million, a decrease of 2.9%. Adjusted EBITDA margin was 16.7%, an expansion of 69 basis points. Adjusted EBITDA in local currency increased by 15.2%.

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
www.koandina.com

Brazil

	FY24	FY25	Var. %	FY24	FY25	Var. %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	909,678	976,908	7.4%	5,194	5,738	10.5%
Operating Income	155,053	171,727	10.8%	883	1,009	14.3%
Adjusted EBITDA	191,442	213,154	11.3%	1,090	1,252	14.8%

Sales Volume increased by 5.2% to 357.6 million unit cases, driven by volume growth in the Soft Drinks, Water and Juices, and Other Non-Alcoholic Beverages categories, partially offset by a decline in the Beer and Other Alcoholic Beverages category. The Non-Alcoholic Beverages segment accounted for 99.2% of total sales volume and grew by 5.7%, driven by growth in all categories within the segment. Volumes grew by 5.7% when excluding the effect of the 1.6 million unit cases sold to Coca-Cola Femsa in the same period last year. The Alcoholic Beverages Segment accounted for 0.8% of total volume and declined by 34.5%, which was explained by the decrease in the Beer category, partially offset by the increase in the Other Alcohols category. Transactions reached 2,272.7 million, representing an increase of 6.3%.

Net Sales reached CLP 976,908 million, an increase of 7.4%. In local currency, Net Sales increased 10.5%, due to the aforementioned increase in volume and higher average prices resulting from the price increases we have implemented. Net Sales in the Non-Alcoholic Beverages segment increased 12.0% in local currency, representing 97.5% of total sales. Net Sales in the Alcoholic Beverages segment decreased 27.2% in local currency, representing 2.5% of total sales.

Cost of Sales increased by 9.0%, while in local currency it increased by 12.0%, mainly due to (i) higher sales volume, (ii) higher concentrate costs, (iii) higher PET resin and aluminum costs, and (iv) the negative effect of exchange rate devaluation on our dollar-denominated costs. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses increased by 0.8% in the reporting currency and by 3.7% in local currency, mainly due to (i) higher freight expenses as a result of increased sales volume, (ii) higher labor costs, and (iii) higher depreciation charges. This was partially offset by (i) lower marketing expenses and (ii) higher other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 171,727 million, an increase of 10.8%. Operating margin was 17.6%. In local currency, Operating Income increased by 14.3%.

Adjusted EBITDA reached CLP 213,154 million, an increase of 11.3% compared to the previous year. Adjusted EBITDA Margin was 21.8%, an expansion of 77 basis points. In local currency, Adjusted EBITDA increased by 14.8%.

Chile

	FY24	FY25	Var. %
	(Figures in million CLP)
Net Sales	1,245,018	1,319,136	6.0%
Operating Income	138,487	146,046	5.5%
Adjusted EBITDA	189,565	205,767	8.5%

Sales Volume reached 318.2 million unit cases, an increase of 2.1%, explained by the increase in volume in the Soft Drinks, Water and Juices, and Other Non-Alcoholic Beverages categories, partially offset by the decrease in the Beer and Other Alcoholic Beverages category. The Non-Alcoholic Beverages segment accounted for 87.7% of total sales volume and grew by 2.9%, explained by the increase in all categories in the segment. The Alcoholic Beverages segment accounted for 12.3% of total Sales Volume and declined 3.0%, explained by the decrease in the Beer category, partially offset by the increase in the Other Alcoholic Beverages category. Transactions reached 1,832.2 million, representing a decrease of 0.9%.

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Net Sales totaled CLP 1,319,136 million, an increase of 6.0%, which is explained by a higher average price in the period due to price increases, and the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased 7.1%, representing 76.9% of total sales. Net Sales in the Alcoholic Beverages segment grew 2.2%, representing 23.1% of total sales.

Cost of Sales increased 5.7%, mainly due to higher Sales Volume and higher PET resin costs. This was partially offset by lower sugar and concentrate costs.

Distribution Costs and Administrative Expenses increased 6.9%, mainly due to (i) higher labor costs, (ii) lower other operating income classified under this item, (iii) higher distribution expenses, and (iv) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 146,046 million, up 5.5% compared to the previous year. Operating margin was 11.1%.

Adjusted EBITDA reached CLP 205,767 million, an increase of 8.5%. Adjusted EBITDA margin was 15.6%, an expansion of 37 basis points.

Paraguay

	FY24	FY25	Var. %	FY24	FY25	Var. %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	282,065	314,660	11.6%	2,256,276	2,477,359	9.8%
Operating Income	65,249	69,830	7.0%	520,540	550,990	5.8%
Adjusted EBITDA	81,270	85,004	4.6%	648,755	671,083	3.4%

Sales Volume reached 86.1 million unit cases, representing an increase of 1.3%, explained by the increase in volume in the Water and Beer and Other Alcoholic Beverages categories, partially offset by the decrease in the Soft Drinks and Juices and Other Non-Alcoholic Beverages categories. Volumes grew by 4.4% when excluding the impact of the 2.5 million unit cases sold to Coca-Cola Femsa during the same period last year. Transactions reached 554.9 million, representing an increase of 5.2%.

Net Sales totaled CLP 314,660 million, an increase of 11.6%. In local currency, Net Sales increased 9.8%, explained by (i) the aforementioned increase in volume, and (ii) the increase in average revenue per unit case sold, both due to price increases above local inflation and the effect of sales to Coca-Cola Femsa in the previous year, which were at a lower average price.

Cost of Sales increased 13.2%, and in local currency it increased 11.3%, mainly explained by the higher cost of concentrate and a shift in the mix towards higher unit cost products. This was partially offset by lower costs for sweeteners and PET resin.

Distribution Costs and Administrative Expenses increased by 12.1% in the reporting currency. In local currency, they increased by 10.2%, mainly due to (i) higher distribution costs, (ii) higher marketing expenses, (iii) higher labor costs, and (iv) lower operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 69,830 million, 7.0% higher than the previous year. Operating margin reached 22.2%. In local currency, Operating Income increased by 5.8%.

Adjusted EBITDA reached CLP 85,004 million, 4.6% higher than the previous year, and Adjusted EBITDA Margin was 27.0%, a contraction of 180 basis points. In local currency, Adjusted EBITDA increased by 3.4%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account showed an expense of CLP 10,569 million, compared to CLP 6,172 million in expenses in the same quarter of the previous year. This difference is mainly explained by the fact that in the previous year, higher financial income was recorded due to the restatement of PIS-COFINS credits in Brazil (CLP 8,155 million), which was partially offset by lower financial expenses in 2025.

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Share of Profit or Loss from Investments Accounted for by the Equity Method went from a loss of CLP 862 million to a profit of CLP 1,779 million, which is mainly explained by higher results from subsidiaries in Chile.

Other Income and Expenses account showed a loss of CLP 10,621 million, compared to a profit of CLP 9,480 million in the same quarter of the previous year. This difference is mainly explained by the fact that in the previous year, other income of CLP 20,322 million was recorded as a result of the recognition of PIS-COFINS credits in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a profit of CLP 4,359 million to a loss of CLP 3,874 million, mainly due to higher exchange differences losses (CLP 6,770 million) and lower results by adjustment units in Argentina (CLP 3,784 million) due to lower inflation in that country.

Income Tax went from -CLP 50,354 million to -CLP 29,108 million, a variation mainly explained by (i) lower pre-tax income, and (ii) higher interest on equity in Brazil, which reduces the tax base.

CONSOLIDATED BALANCE SHEET

The balances of assets and liabilities at the closing dates of these financial statements are as follows:

	12.31.2024	12.31.2025	Var.
	million CLP	million CLP	million CLP
Assets
Current assets	1,013,196	1,033,053	19,857
Non-current assets	2,277,909	2,387,353	109,444
Total assets	3,291,104	3,420,405	129,301

	12.31.2024	12.31.2025	Var.
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	906,144	730,413	-175,731
Non-current liabilities	1,370,563	1,493,439	122,876
Total liabilities	2,276,707	2,223,852	-52,856

	12.31.2024	12.31.2025	Var.
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	37,988	39,155	1,167
Equity attributable to the owners of the controller	976,409	1,157,399	180,990
Total equity	1,014,397	1,196,554	182,157

At the end of December 2025, compared to the end of 2024, the Argentine peso depreciated 35.4% against the Chilean peso, which led to a decrease in asset, liability, and equity accounts due to the conversion of figures to the reporting currency. Meanwhile, the Brazilian real and Paraguayan guaraní appreciated against the Chilean peso by 2.4% and 8.4%, respectively, which led to an increase in asset, liability, and equity accounts due to the conversion of figures to the reporting currency. Additionally, Argentina's figures, in accordance with IAS 29, prior to the conversion of figures, are adjusted for accumulated inflation from the end of 2024 to the reporting currency of this report, increasing the figures in local currency by 31.5%.

Assets

Total assets increased by CLP 129,301 million, or 3.9% compared to December 2024.

Current assets increased by CLP 19,857 million, or 2.0% compared to December 2024, which is mainly explained by the increase in Cash and cash equivalents (CLP 47,641 million), mainly due to the bank loan for 2.4 million UF contracted in July 2025, partially offset by the decrease in Other current financial assets (-CLP 30,612 million).

Non-current assets increased by CLP 109,444 million, or 4.8% compared to December 2024, mainly due to the increase in Property, plant and equipment (CLP 81,612 million), as a result of investments made in our four operations, partially offset by depreciation and the negative effect of currency conversion and IAS 29 adjustments in our operations in Argentina. Added to this is the increase in Intangible Assets other than goodwill (CLP 26,106 million), mainly explained by the translation effect on the balances of Distribution Rights in Brazil and Paraguay.

Liabilities and Equity

Total liabilities decreased by CLP 52,856 million, or 2.3% compared to December 2024. Current liabilities decreased by CLP 175,731 million (19.4%) compared to December 2024, mainly due to the decrease in other current non-financial liabilities (-CLP 141,614 million), explained mainly by the payment of dividends made during 2025 recognized in December 2024. Added to this is the decrease in other current financial liabilities (-CLP 47,911 million), due to the payment of short-term debt with financial institutions.

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On the other hand, non-current liabilities increased by CLP 122,876 million, or 9.0% compared to December 2024, mainly due to the increase in other non-current financial liabilities (CLP 125,253 million) as a result of the aforementioned increase in bank debt of 2.4 million UF. This increase was also influenced by the variation in the UF, the effect of the exchange rate, and the mark-to-market of cross-currency swaps linked to the company's bonds.

Equity increased by CLP 182,157 million, or 18.0% compared to December 2024, explained by the variation in accumulated earnings due to (i) profits obtained during the period (CLP 268,697 million), (ii) the restatement of equity balances in our subsidiary in Argentina in accordance with IAS 29 (CLP 63,680 million), and (iii) the distribution of dividends (-CLP 54,664 million). On the other hand, the Other reserves account decreased by CLP 96,723 million, mainly due to the negative effect of the translation of subsidiary figures.

12.31.2025
million CLP
Assets by Segment
Argentina	466,462
Brazil	1,065,355
Chile	1,459,662
Paraguay	428,927
Total Assets	3,420,405

12.31.2025
million CLP
Liabilities by Segment
Argentina	169,332
Brazil	817,997
Chile	1,155,198
Paraguay	81,324
Total Liabilities	2,223,852

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(MUSD)
Total Financial Assets	447
Cash and cash equivalents (1)	327
Other current financial assets (1)	50
Net valuation of hedge derivatives (2)	70

Financial debt	1,279
Bonds on the international market	518
Bonds on the local market (Chile)	601
Bank debt and others	160

Net financial debt	832

(1)	Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.
(2)	Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	62%	40%
UF - Unidad de Fomento (Chilean pesos indexed to inflation)	10%	45%
BRL (Brazil)	14%	14%
PGY (Paraguay)	9%	0%
ARS (Argentina)	4%	0%
USD (United States)	1%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3)	Includes valuation of hedge derivatives.

RISK RATING

Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International Rating Agencies	Rating
Moody’s	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

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CASH FLOW

	12.31.2024	12.31.2025	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	357,242	461,127	103,885	29.1%
Investment	-289,853	-248,575	41,277	-14.2%
Financing	-119,758	-162,412	-42,654	35.6%
Net cash flow for the period	-52,369	50,140	102,509	-195.7%

During the current period, the Company generated a positive net cash flow of CLP 50,140 million, which can be explained as follows:

Operating activities generated a positive net cash flow of CLP 461,127 million, higher than the CLP 357,242 million recorded in the same period of 2024, mainly due to lower payments for operating activities, partially offset by higher tax payments.

Investing activities generated a negative cash flow of CLP 248,575 million, with a positive variation of CLP 41,277 million compared to the previous period, mainly explained by the sale of financial assets with net cash income of CLP 27,786 million, added to lower Capex.

Financing activities generated a negative cash flow of CLP 162,412 million, a negative variation of CLP 42,654 million compared to the previous period, mainly explained by higher dividend payments in 2025, partially offset by higher amounts from loans.

KEY INDICATORS

INDICATOR	Definition	Unit	Dec 25	Dec 24	Dec 25 vs Dec 24
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.4	1.1	26.5%
Acid ratio	Current Asset – Inventory Current Liability	Times	1.0	0.8	26.7%
ACTIVITY
Investment		Million CLP	276,728	302,519	-8.5%

Inventory turnover	Cost of Sales Average Inventory	Times	6.7	7.3	-7.6%

INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.6	0.7	-7.6%

Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	12.1	12.7	-4.5%

Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.2	1.2	2.6%
PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	25.2%	25.0%	0.2	pp

On Total Assets	Net Income Fiscal Year (12M) Average Equity	%	8.0%	7.5%	0.5	pp

*Definitions used are contained in the Glossary on page 16 of this document.

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Liquidity

Current liquidity showed a positive variation of 26.5% compared to December 2024, explained by the decrease in current liabilities (19.4%), added to the increase in current assets (2.0%).

Acid ratio increased by 26.7% compared to December 2024, for the reasons outlined above, coupled with an increase in inventories (1.5%) during the period. Current assets excluding inventories increased by 2.1% compared to December 2024.

Activity

At the end of December 2025, investments reached CLP 276,728 million, which corresponds to a decrease of 8.5% compared to the same period in 2024, mainly explained by lower investments in the beer factory in Brazil and in cooling equipment.

Inventory turnover reached 6.7 times, reflecting a decrease of 7.6% compared to the same period in 2024, explained by the increase in average inventory (13.4%), which was greater than the increase in cost of sales (4.7%) compared to the same period in 2024.

Indebtedness

The debt ratio reached 0.6 times at the end of December 2025, which corresponds to a decrease of 7.6% compared to the end of December 2024. This is mainly due to the increase in total equity (18.0%), which was greater than the increase in net financial debt (9.0%).

The financial expense coverage ratio shows a decrease of 4.5% compared to December 2024, reaching a value of 12.1 times. This is explained by the fact that the increase in net financial expenses for the last 12 months (11.3%) was greater than the increase in adjusted EBITDA for the last 12 months (6.3%).

Net Financial Debt/Adjusted EBITDA reached 1.2 times at the end of December 2025, representing an increase of 2.6% compared to December 2024. This is due to the increase in net financial debt (9.0%), which was greater than the increase in Adjusted EBITDA (6.3%).

Profitability

Return on equity reached 25.2%, 0.2 percentage points higher than the indicator measured in December 2024. The result is due to the increase in net income for the last 12 months (15.5%), which was higher than the increase in average equity (14.6%).

Meanwhile, return on total assets was 8.0%, 0.5 percentage points higher than the indicator measured in December 2024, explained by the increase in net income for the last 12 months (15.5%), which was greater than the increase in average assets (8.0%).

MACROECONOMIC INFORMATION

INFLATION	Accumulated FY25
Argentina*	31.48%
Brazil	4.26%
Chile	3.50%
Paraguay	3.12%

*Official inflation published by the Argentine National Institute of Statistics and Census (INDEC). It should be noted that the inflation rate used to restate Argentina's figures in accordance with IAS 29 corresponds to the inflation rate estimated by the Central Bank of Argentina (in its Market Expectations Survey report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation rate for the previous month (INDEC).

	Local currency/USD			CLP/local currency
	(Average exchange rate*)			(Average exchange rate*)
EXCHANGE RATES USED	4Q24	4Q25	Var. %	4Q24	4Q25	Var. %
Argentina	1,032.0	1,455.0	41.0%	1.0	0.6	-35.4%
Brazil	5.84	5.39	-7.7%	165.01	173.25	5.0%
Chile	964	934	-3.1%	N/A	N/A	N/A
Paraguay	7,832	6,946	-11.3%	0.12	0.13	9.3%

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

	Local currency/USD			CLP/local currency
	(Average exchange rate*)			(Average exchange rate*)
EXCHANGE RATES USED	FY24	FY25	Var. %	FY24	FY25	Var. %
Argentina	1,032.0	1,455.0	41.0%	1.0	0.6	-35.4%
Brazil	5.39	5.59	3.7%	175.19	170.17	-2.9%
Chile	944	951	0.7%	N/A	N/A	N/A
Paraguay	7,564	7,550	-0.2%	0.12	0.13	0.9%

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

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MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing the sugar content of its products.

Raw material prices and exchange rates

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shutoffs, as well as the lack of raw materials, may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in the countries in which we operate could potentially have a negative effect on the economy and on our business and financial condition

We cannot predict whether protests and demonstrations, which have sometimes been violent in the past, will significantly affect the economies of the countries in which we operate, nor whether the public policies implemented by the government in response to these demonstrations will have a negative impact on the economy and our business. Nor can we guarantee that demonstrations and vandalism will not cause damage to our logistics and production infrastructure.

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Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Interim Dividend 235

On October 23, 2025, the Company paid Interim Dividend 235: CLP 35.0 per Series A share and CLP 38.5 per Series B share.

Interim Dividend 236

On December 18, 2025, the Company paid Interim Dividend 236: CLP 20.0 per Series A share and CLP 22.0 per Series B share.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

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ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 58.0 million people, delivering 945.8 million unit cases or 5,370 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2025. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For additional company information visit www.koandina.com.

This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are: political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

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Consolidated Income Statement

(In million Chilean pesos)

	Fourth Quarter 2025					Fourth Quarter 2024
	Argentina	Brazil	Chile	Paraguay	Total (1)	Argentina	Brazil	Chile	Paraguay	Total (1)	% Ch.
Volume total beverages (Million UC)	53.5	98.1	90.1	25.0	266.7	56.8	96.0	90.4	25.6	268.7	-0.8%
Transactions (Million)	276.4	620.9	517.2	163.6	1,569.9	270.7	608.4	548.8	158.0	1,580.1	-0.6%
Net sales	220,013	279,812	376,818	99,706	973,277	252,408	253,094	364,914	84,428	952,043	2.2%
Cost of sales	-116,313	-166,703	-242,011	-58,246	-580,164	-132,190	-153,441	-235,622	-49,554	-567,924	2.2%
Gross profit	103,700	113,108	134,807	41,460	393,112	120,218	99,653	129,292	34,873	384,120	2.3%
Gross margin	47.1%	40.4%	35.8%	41.6%	40.4%	47.6%	39.4%	35.4%	41.3%	40.3%
Distribution and administrative expenses	-74,448	-58,267	-79,394	-19,403	-231,511	-89,768	-59,213	-72,957	-15,196	-237,135	-2.4%
Corporate expenses (2)					-4,231					-4,001	5.7%
Operating income (3)	29,252	54,842	55,413	22,057	157,370	30,450	40,440	56,335	19,677	142,984	10.1%
Operating margin	13.3%	19.6%	14.7%	22.1%	16.2%	12.1%	16.0%	15.4%	23.3%	15.0%
Adjusted EBITDA (4)	40,315	66,829	70,841	26,198	199,962	43,559	49,200	69,823	23,597	182,178	9.8%
Adjusted EBITDA margin	18.3%	23.9%	18.8%	26.3%	20.5%	17.3%	19.4%	19.1%	27.9%	19.1%
Financial (expenses) income (net)					-10,569					-6,172	71.3%
Share of (loss) profit of investments accounted for using the equity method					1,779					-862	-306.3%
Other income (expenses) (5)					-10,621					9,480	-212.0%
Results by readjustement unit and exchange rate difference					-3,874					4,359	-188.9%
Net income before income taxes					134,086					149,788	-10.5%
Income tax expense					-29,108					-50,354	-42.2%
Net income					104,978					99,435	5.6%
Net income attributable to non-controlling interests					-1,419					-838	69.2%
Net income attributable to equity holders of the parent					103,559					98,596	5.0%
Net margin					10.6%					10.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					947					947
Earnings per share					109					104
Earnings per ADS					656					625	5.0%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations.
(2)	Corporate expenses partially reclassified to the operations.
(3)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5)	Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

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Consolidated Income Statement

(In million Chilean pesos)

	Twelve Months 2025					Twelve Months 2024
	Argentina	Brazil	Chile	Paraguay	Total (1)	Argentina	Brazil	Chile	Paraguay	Total (1)	% Ch.
Volume total beverages (Million UC)	183.9	357.6	318.2	86.1	945.8	172.6	339.8	311.5	85.0	909.0	4.1%
Transactions (Million)	935.2	2,272.7	1,832.2	554.9	5,569.6	842.5	2,137.7	1,849.2	527.7	5,335.4	4.4%
Net sales	743,463	976,908	1,319,136	314,660	3,344,836	798,447	909,678	1,245,018	282,065	3,224,233	3.7%
Cost of sales	-402,210	-591,131	-871,162	-182,782	-2,037,679	-428,873	-542,293	-824,059	-161,443	-1,945,363	4.7%
Gross profit	341,253	385,777	447,974	131,877	1,307,157	369,574	367,385	420,958	120,622	1,278,870	2.2%
Gross margin	45.9%	39.5%	34.0%	41.9%	39.1%	46.3%	40.4%	33.8%	42.8%	39.7%
Distribution and administrative expenses	-260,228	-214,050	-301,928	-62,048	-838,254	-289,602	-212,332	-282,471	-55,373	-839,778	-0.2%
Corporate expenses (2)					-13,537					-12,011	12.7%
Operating income (3)	81,025	171,727	146,046	69,830	455,367	79,972	155,053	138,487	65,249	427,081	6.6%
Operating margin	10.9%	17.6%	11.1%	22.2%	13.6%	10.0%	17.0%	11.1%	23.1%	13.2%
Adjusted EBITDA (4)	124,220	213,154	205,767	85,004	614,608	127,926	191,442	189,565	81,270	578,192	6.3%
Adjusted EBITDA margin	16.7%	21.8%	15.6%	27.0%	18.4%	16.0%	21.0%	15.2%	28.8%	17.9%
Financial (expenses) income (net)					-49,779					-41,454	20.1%
Share of (loss) profit of investments accounted for using the equity method					2,914					998	192.1%
Other income (expenses) (5)					-18,549					-15,170	22.3%
Results by readjustement unit and exchange rate difference					-9,318					-3,418	172.6%
Net income before income taxes					380,634					368,037	3.4%
Income tax expense					-110,157					-133,393	-17.4%
Net income					270,477					234,644	15.3%
Net income attributable to non-controlling interests					-1,780					-1,981	-10.1%
Net income attributable to equity holders of the parent					268,697					232,663	15.5%
Net margin					8.0%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					947					947
Earnings per share					284					246
Earnings per ADS					1,703					1,475	15.5%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations.
(2)	Corporate expenses partially reclassified to the operations.
(3)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5)	Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

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Consolidated Income Statement

(In million Local currency)

	Fourth Quarter 2025				Fourth Quarter 2024
	Argentina (3)	Brazil	Chile	Paraguay	Argentina (3)	Brazil	Chile	Paraguay
	IAS 29	Nominal	Nominal	Nominal	IAS 29	Nominal	Nominal	Nominal
Total beverages volume (Million UC)	53.5	98.1	90.1	25.0	56.8	96.0	90.4	25.6
Transactions (Million)	276.4	620.9	517.2	163.6	270.7	608.4	548.8	158.0
Net sales	352,893	1,619.8	376,818	740,274	341,291	1,535.5	364,914	684,552
Cost of sales	-186,562	-965.1	-242,011	-432,457	-178,740	-930.3	-235,622	-401,836
Gross profit	166,330	654.7	134,807	307,817	162,552	605.2	129,292	282,716
Gross margin	47.1%	40.4%	35.8%	41.6%	47.6%	39.4%	35.4%	41.3%
Distribution and administrative expenses	-119,411	-336.8	-79,394	-144,061	-121,379	-359.7	-72,957	-123,286
Operating income (1)	46,919	318.0	55,413	163,756	41,173	245.4	56,335	159,430
Operating margin	13.3%	19.6%	14.7%	22.1%	12.1%	16.0%	15.4%	23.3%
Adjusted EBITDA (2)	64,664	387.2	70,841	194,535	58,898	298.5	69,823	191,272
Adjusted EBITDA margin	18.3%	23.9%	18.8%	26.3%	17.3%	19.4%	19.1%	27.9%

(1)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3)	Argentina 2025 figures are presented in accordance to IAS 29, in December 2025 currency. 2024 figures are also presented in accordance to IAS 29, in December 2025 currency.

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Consolidated Income Statement

(In million Local currency)

	Twelve Months 2025				Twelve Months 2024
	Argentina (3)	Brazil	Chile	Paraguay	Argentina (3)	Brazil	Chile	Paraguay
	IAS 29	Nominal	Nominal	Nominal	IAS 29	Nominal	Nominal	Nominal
Total beverages volume (Million UC)	183.9	357.6	318.2	86.1	172.6	339.8	311.5	85.0
Transactions (Million)	935.2	2,272.7	1,832.2	554.9	842.5	2,137.7	1,849.2	527.7
Net sales	1,192,485	5,737.8	1,319,136	2,477,359	1,079,613	5,193.8	1,245,018	2,256,276
Cost of sales	-645,129	-3,471.4	-871,162	-1,438,025	-579,897	-3,098.5	-824,059	-1,292,415
Gross profit	547,357	2,266.3	447,974	1,039,334	499,716	2,095.3	420,958	963,861
Gross margin	45.9%	39.5%	34.0%	42.0%	46.3%	40.3%	33.8%	42.7%
Distribution and administrative expenses	-417,395	-1,257.6	-301,928	-488,344	-391,582	-1,212.6	-282,471	-443,321
Operating income (1)	129,961	1,008.8	146,046	550,990	108,134	882.7	138,487	520,540
Operating margin	10.9%	17.6%	11.1%	22.2%	10.0%	17.0%	11.1%	23.1%
Adjusted EBITDA (2)	199,244	1,251.7	205,767	671,083	172,974	1,090.1	189,565	648,755
Adjusted EBITDA margin	16.7%	21.8%	15.6%	27.1%	16.0%	21.0%	15.2%	28.8%

(1)	Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2)	Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3)	Argentina 2025 figures are presented in accordance to IAS 29, in December 2025 currency. 2024 figures are also presented in accordance to IAS 29, in December 2025 currency.

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Consolidated Balance Sheet

(In million Chilean pesos)

	12-31-2025	12-31-2024	Variation % 12-31-2024
ASSETS
Cash + Time deposits + market. Securit.	342,514	325,486	5.2%
Account receivables (net)	355,078	342,733	3.6%
Inventories	304,551	299,971	1.5%
Other current assets	30,910	45,007	-31.3%
Total Current Assets	1,033,053	1,013,196	2.0%
Property, plant and equipment	2,536,914	2,477,823	2.4%
Depreciation	-1,357,529	-1,380,049	-1.6%
Total Property, Plant, and Equipment	1,179,385	1,097,774	7.4%
Investment in related companies	87,088	85,193	2.2%
Goodwill	137,128	144,681	-5.2%
Other long term assets	983,751	950,261	3.5%
Total Other Assets	1,207,967	1,180,135	2.4%
TOTAL ASSETS	3,420,405	3,291,104	3.9%

	12-31-2025	12-31-2024	Variation % 12-31-2024
LIABILITIES & SHAREHOLDERS' EQUITY
Short term bank liabilities	11,820	56,401	-79.0%
Current portion of bonds payable	23,808	29,801	-20.1%
Other financial liabilities	26,791	24,129	11.0%
Trade accounts payable and notes payable	582,499	551,451	5.6%
Other liabilities	85,495	244,362	-65.0%
Total Current Liabilities	730,413	906,144	-19.4%
Long term bank liabilities	104,961	0	0.0%
Bonds payable	991,601	1,003,864	-1.2%
Other financial liabilities	95,234	62,679	51.9%
Other long term liabilities	301,643	304,020	-0.8%
Total Long Term Liabilities	1,493,439	1,370,563	9.0%
Minority interest	39,155	37,988	3.1%
Stockholders' Equity	1,157,399	976,409	18.5%
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,420,405	3,291,104	3.9%

Financial Highlights

(In million Chilean pesos)

	Accumulated	Accumulated
	12-31-2025	12-31-2024
ADDITIONS TO FIXED ASSETS
Chile	73,557	75,830
Brazil	115,963	115,079
Argentina	45,357	89,694
Paraguay	41,851	21,916
Total	276,728	302,519

COCA-COLA ANDINA
4Q25 EARNINGS RELEASE
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, January 27, 2026